Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) will be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (or at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time) for the purpose:

ORDINARY RESOLUTIONS

1.	To receive, consider and approve the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditor for the year ended December 31, 2025.

2.	(a)	To re-elect the following retiring directors of the Company:

(i)	Mr. YOON Daejin as an executive Director;

(ii)	Ms. LIU Li as an executive Director;

(iii)	Mr. TAN Kang Uei, Anthony as an independent non-executive Director; and

(iv)	Mr. LIEN Jown Jing Vincent as an independent non-executive Director.

(b)	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of the directors of the Company.

3.	To re-appoint Deloitte & Touche LLP as auditor of the Company and to authorise the Board to fix the remuneration of auditor.

4.	To consider and, if thought fit, pass (with or without amendments) the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the directors of the Company (the “Directors”) during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional Shares (including any sale and transfer of Shares out of treasury that are held as treasury Shares) in the capital of the Company, or American depositary shares of the Company (the “ADSs”) or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into Shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) together with the treasury Shares of the Company resold by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); or (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares of the Company; or (3) any scrip dividend or similar arrangements providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company in force from time to time; or (4) any issue of Shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into Shares of the Company, shall not exceed the aggregate of 20% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing this resolution and the said approval shall be limited accordingly;

(iv)	for the purpose of this resolution:–

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(1)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(3)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(b)	“Rights Issue” means an offer of Shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors of the Company to holders of Shares in the Company on the register on a fixed record date in proportion to their holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase Shares and/or ADSs on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its Shares and/or ADSs at a price determined by the Directors;

(iii)	the aggregate number of Shares of the Company and/or ADSs, which may be repurchased pursuant to the approval in paragraph (i) above shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (ii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(c)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares of the Company (including any sale and transfer of Shares out of treasury that are held as treasury Shares) and/or ADSs and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 4(A) set out in the notice convening this meeting be and is hereby extended by the addition thereto of such number of Shares of the Company and/or ADSs repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 4(B) set out in the notice convening this meeting, provided that such amount of Shares and/or ADSs shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) at the date of passing of the said resolutions.”

SPECIAL RESOLUTION

To consider and, if thought fit, pass the following resolution as a special resolution:

5.	“That:

(i)	the proposed amendments (the “Proposed Amendments”) to the existing third amended and restated articles of association of the Company (the “Existing Articles”), the details of which are set out in Appendix III to the circular of the Company dated April 27, 2026 be and are hereby approved;

(ii)	the new fourth amended and restated articles of association of the Company (the “New Articles”) incorporating all the Proposed Amendments, a copy of which has been produced to this meeting marked “A” for identification purpose and initialled by the chairman of the Annual General Meeting, be hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the Existing Articles with immediate effect; and

(iii)	any Director or company secretary or the registered office provider of the Company be and is hereby authorised to do all such acts and things and execute all such documents and (where required) under seal of the Company as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Amendments and the adoption of the New Articles and to attend to any necessary registration and/or filing for and on behalf of the Company in accordance with the relevant requirements of the applicable laws, rules and regulations in the Cayman Islands, Hong Kong and the U.S.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary Shares represented by their ADSs. Holders of the Shares on the Company’s register of members as of the Shares Record Date shall date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, or Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury Shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at www.superhiinternational.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairperson

April 27, 2026

Registered office:	Principal place of business in Hong Kong:
Cricket Square, Hutchins Drive	40th Floor, Dah Sing Financial Centre
PO Box 2681	No. 248 Queen’s Road East
Grand Cayman	Wanchai
KY1-1111	Hong Kong
Cayman Islands

Notes:

(i)	A shareholder entitled to attend and vote at the above meeting is entitled to appoint another person as his/her/its proxy to attend and vote instead of him/her/it; a proxy need not be a shareholder of the Company.

(ii)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority shall be determined as that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(iii)	In order to be valid, a form of proxy must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, to ensure your representation at the above meeting, or your voting instructions in the ADS voting instruction card must be received by the depositary of the ADSs, Citibank, N.A., no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the above meeting. The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

(iv)	The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary Shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the above meeting and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the above meeting.

(v)	In respect of ordinary resolution numbered 2(a) above, Mr. YOON Daejin, Ms. LIU Li, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent shall retire and being eligible, offered themselves for re-election at the above meeting. Details of the above retiring Directors are set out in Appendix I to the circular of the Company dated April 27, 2026.

(vi)	In respect of ordinary resolution numbered 4(B) above, the Directors wish to state that they will exercise the powers conferred by the general mandate to repurchase shares of the Company in circumstances where they consider that the repurchase would be in the best interest of the Company and its shareholders. An explanatory statement containing the information necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the general mandate to repurchase shares of the Company, as required by the Hong Kong Listing Rules, is set out in Appendix II to the circular of the Company dated April 27, 2026.

As of the date of this notice, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director, Mr. LI Yu, Mr. YOON Daejin and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.